Shanda To Partner with EMI Music to Strengthen Its Digital Music Service

Shanghai, China – January 18, 2006 – Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, today announced a strategic partnership with EMI Music, a leading international independent music company. Under the terms of the agreement, Shanda will offer EMI’s music content to its user base through its EZ home entertainment platform as well as its online interactive entertainment portal. In addition, EMI Music will also provide additional music related content, including artist information and news updates, on Shanda’s platform.

Michael Hwang, President of EMI Music China, said, “We are very optimistic about the future of the digital home and wireless service market in China. As music consumption becomes more digitized, consumers are more likely to enjoy music on mobile and personal entertainment devices. Through Shanda’s leading interactive entertainment platform, we believe EMI’s music content will provide Chinese digital home users with a more interactive and refreshing entertainment experience.”

“As we launch our EZ home entertainment platform, we are continually searching for opportunities to improve the overall entertainment experience we offer our users.” commented Jun Tang, President of Shanda. “With today’s addition of EMI’s leading content, we believe we will be able to deliver a more compelling music service to our users.”

Shanda also announced today that it will relocate its online music operation from its Beijing office to its main offices in Shanghai. The strategic relocation will allow greater integration between Shanda’s music business and its home entertainment platform.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literary and music content. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

About EMI Music
EMI is one of the world’s largest independent music companies, operating directly in 50 countries and with licensees in a further 20 and employing over 6,600 people. It represents more than 1,000 recording artists worldwide, spanning a wide variety of musical tastes and genres, and owns an extensive catalogue of recorded music. For more information about EMI Music, please visit http://www.emimusic.com.cn

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited as well as to statements regarding the future business cooperation between Shanda and EMI and features and content to be offered through Shanda’s music service. These forward-looking statements involve various risks and uncertainties. Although the companies believe that the expectations expressed in these forward-looking statements are reasonable, the companies cannot assure you that the expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the possibility that technical difficulties could result in delays of the music service’s launch or limit the music service’s features, the risk that piracy problems may limit the music service’s ability to attract users. Additional risks are set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s registration statement on Form F-1.

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CONTACT:

Shanda Interactive Entertainment Ltd.

Frank Liang
Associate Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Nancy Zakhary (media): nancy@braincomm.com
Brainerd Communicators, Inc.
212-986-6667